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July 31, 1998

Mr. Bryan Merryman
Rocky Mountain Chocolate Factory
265 Turner Dr.
Durango, CO 81301

VIA FAX  970-385-5919 AND FIRST CLASS MAIL

Subject:   SEVENTH AMENDMENT TO TERM LOAN AND CREDIT AGREEMENT

Dear Bryan:

Rocky Mountain Chocolate Factory, Inc. ("RMCF") and Norwest Bank Colorado, N.A. (the "Bank") are parties to a certain Loan Agreement dated April 5, 1996 as amended six previous times (collectively, the "Agreement"). The purpose of this amendment (the "Seventh Amendment") is to make further changes to the Agreement as follows:

The Revolving Line of Credit shall be increased from $2,000,000 to $3,000,000.

Acceptable Accounts Receivable shall include receivables from Sam's Club less than 120 days old.

Borrowing Base shall include 50% of Acceptable Inventory. The limit of $500,000 shall be deleted.

Maintain quarterly a ratio of Indebtedness to Tangible Net Worth of not more than 1.6 to 1.

Maintain quarterly a ratio of Current Assets to Current Liabilities of not less than 1.3 to 1.

Maintain quarterly a minimum Cash Flow Coverage Ratio of more than 1.25 to 1. Cash Flow Coverage Ratio shall mean the ratio of earnings before interest, taxes, depreciation and amortization ("EBITDA") divided by the sum of all principal and interest payments.

Maintain quarterly a Tangible Net Worth of more than $6,000,000.

Maintain quarterly Working Capital of more than $1,500,000.

Capitalized terms not further defined herein are defined in the Agreement. All other terms conditions shall remain the same.

ACCEPTED AND AGREED

BANK



/s/ Bill Maurer
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Bill Maurer, V.P.



RMCF



/s/ Bryan Merryman
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Bryan Merryman, CFO